Mail Stop 3561

May 29, 2007

Viola J. Heitz
Chief Executive Officer
Southern Bella, Inc.
1006 Delaware Avenue
Lexington, Kentucky 40505-0464

> **Re: Southern Bella, Inc.**
> **Registration Statement on Form SB-2**
> **Filed May 1, 2007**
> **File No. 333-142516**

Dear Ms. Heitz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise to remove marketing language throughout the registration statement or provide us with objective evidence that such marketing claims are accurate. For example, you reference "exceptional service and unparalleled quality" on page 16, "extraordinary" services on pages 17 and 20, and "excellent 'word of mouth' advertising" on page 20. In addition, you claim to have catered "almost every size and kind of event imaginable" on pages 1, 17 and 19, and claim to be "one of the premier catering firms in Kentucky" on page 18. These are meant as examples and are not all-inclusive.

2. Please provide us with backup supporting the following assertions:

- Page 18: "Harriett Dupree Bradley's culinary skills and reputation in the industry."
- Page 18: A "full array of services" that you provide, including locating and decorating a facility, providing tables and other items, and providing a full-service bar, are not provided by other catering firms.
- Page 18: "We have had the honor at one time or another of catering almost all of the galas held in Kentucky."
- Page 20: "[W]e expect to increase our sales by twenty percent (20%) over 2006. We have already booked events to reach this target through June 30, 2007."
- Page 20: The Inn at Blackberry Farm is "one of the top hotels in the United States."

Summary Information

3. Before referencing honors that you have received and discussing your aspirations for the future, revise your summary to provide a brief factual overview of the key aspects of your business. In addition, include here the price of the share purchase agreement entered into March 1, 2007, and any other material terms of that transaction. Refer to Sections 503 of Regulation S-B.

4. Expand your disclosure here to discuss the consulting agreement with Ms. Bradley and the role that she plays for your company, specifically addressing the fact that she is entitled to "any net income after taxes" earned by Dupree. As described on page 19, this effectively ensures that your business will not retain or distribute to shareholders any net income during the entire term of your consulting relationship with Ms. Bradley. Also add a risk factor discussing the agreement and its potential impact on your business and investors.

5. In addition, please indicate, as you appear to do on page 18, that your competitive strength is entirely dependent on Ms. Bradley's "culinary skills and reputation in the industry," and, as you do on page 19, that Ms. Bradley manages all of your employees.

Business, page 1

6. Please revise to include your revenues and net income or loss for the last audited period and interim stub.

Risk Factors, page 3

7. Please add a risk factor to discuss your lack of recent profits from operations and your poor financial condition, if applicable. Refer to Item 503(c)(1)(ii) and (iii) of Regulation S-B.

8. Consistent with your disclosure on page 12, please add a risk factor discussing the limited time that the executive officers devote to your business. If applicable, please also discuss any potential conflicts of interest stemming from their other activities.

9. Please add a risk factor to discuss the risks associated with competition in your market, and include the fact that some of your competitors are much larger.

10. Please consider adding a risk factor regarding Ms. Bradley's status as a consultant and the possibility that the IRS will rule that she is actually an employee for whom you are not paying payroll taxes.

Because sales of our common stock under Rule 144 could reduce the price, page 4

11. Please revise the second sentence to clarify here whether you are registering the 500,000 shares of stock held by non-affiliates or 500,000 of the 8,166,667 shares of stock held by affiliates, or some combination.

Determination of Offering Price, page 6

12. Please revise to clarify whether the April 6, 2007 private placement was made by Dupree, as you indicate here, or by Southern Bella, as you indicate in the Selling Shareholder section. If it was by Southern Bella, please reconcile the date you stopped accepting subscriptions as indicated here with that on page 55 under Recent Sales of Unregistered Securities.

Selling Stockholders, page 6

13. Please revise the first sentence of the first full paragraph on page 7 and the sentence immediately following the table on page 8 to clarify that Viola Heitz will not be selling any of her shares and is not registering any of her shares for sale.

Directors, Executive Officers, Promoters and Control Persons, page 12

14. Please revise to disclose specific dates of employment whenever possible. For example, specify the two years that Ms. Heitz served as president of Mega Machinery Movers, the dates of her employment with Multi-Specialty

Foundation, and the dates of Mr. Riggleman's employment with Valley Gas and Oil Company and Arc Welders. Refer to Item 401(a)(4) of Regulation S-B.

15. You indicate that your CEO, Ms. Heitz, devotes 30% of her time to the business and that your only other member of management, Mr. Riggleman, devotes 2% of his time to the business. Please reference this fact in the summary section of the prospectus. In addition, indicate here where Ms. Heitz devotes the remaining 70% of her time.

Experts, page 15

16. Please revise to remove the disclosure that the financial statements are incorporated by reference, since you are not eligible for incorporation by reference and the financial statements have been included as a part of the registration statement.

Description of Business, page 16

17. Please significantly revise this section to provide more detail and clarity in regards to all material aspects of your business. For example, while it is appropriate to discuss your aspirations as a business, this should be preceded by a robust description of your current business as it is today. Describe the kinds of events you cater most often, providing statistics about the number of such events and attendance, if available. Instead of just saying that your business is seasonal, quantity if you can the extent to which this is the case and the implications for your business and your employees. Clarify whether you are currently providing catering services or whether you are focusing on "proposed operation" of a "model" that has not yet been "tested," as you seem to indicate in some sections. Indicate how the pricing strategy for your "proposed service" is "competitive." Clarify whether the primary area where you currently do business is the entire State of Kentucky, the "Central Kentucky Market," or Lexington. Provide specific details about your marketing campaign, steps you have taken to date to implement it, its timeline and anticipated costs, and how you intend to fund it. Refer to Sections 101 of Regulation S-B.

Customers, page 17

18. Please remove the third sentence of this section.

Business Challenges, page 18

19. Please tell us whether you have any current plans, proposals, or arrangements with respect to specific acquisition targets or merger candidates.

Employees, page 19

20. Reference is made to your discussion of the consulting agreement with Ms. Bradley where she is entitled to any net income after taxes earned by Dupree in exchange for her consulting services. Please expand the disclosure to state that any amounts paid to Ms. Bradley for these consulting services will be recognized as a charge to results of operations ("expense") during each period and, as such, the company will not have any retained earnings to reinvest in the business or otherwise until the consulting agreement with Ms. Bradley is terminated. We also refer you to our additional MD&A comment on the impact that this consulting agreement will have on results of operations and financial condition. Please revise accordingly.

Management's Discussion & Analysis, page 19

21. Please note that MD&A should provide a narrative explanation that allows investors to see the company through the eyes of management. As such, please revise your disclosure so that it communicates more than just what numbers have changed within the financial statements and provides management's perspective and analysis of such changes. Refer to SEC Release No. 33-8350 dated December 19, 2003. Include in your disclosure the business reasons underlying changes between periods and discuss any material trends. In addition, include a discussion of how long you can presently continue to satisfy your cash requirements before additional funding will be necessary to sustain the business. See Item 303(a)(1)(i) of Regulation S-B. Please also remove the Overview subsection as this disclosure in more appropriately included in the Business section.

Plan of Operations, page 20

22. Please revise this section to discuss in greater detail your plan of operation for the next twelve months. Provide disclosure of each of your planned activities, each material event or step required to pursue of your planned activities and estimated costs and the approximate timetable for beginning and completing each step. Also provide detail regarding your liquidity needs over the next twelve months including any contingencies such as raising funds. Please refer to Item 303(a) of Regulation S-B.

Analysis of Financial Condition and Results of Operations, page 20

23. Please enhance your discussion to provide more analysis of the disclosure provided with particular emphasis on your future financial condition and results of operations. As an example, discuss the reasons of not accepting catering jobs of less than $1,000 and whether you plan on continuing that policy. Also, provide a detailed discussion of your sources of liquidity, any material commitments for capital expenditures and any known trends, events or uncertainties that are reasonably expected to have a material impact on revenue or income from continuing operations.

24. In addition, it appears that the consulting agreement you have with the former owner of Dupree will have a material impact to your net income. Please provide a detailed discussion of the agreement and the impact it will have on your net income available to common stockholders and your liquidity.

25. Your MD&A lacks a discussion of your critical accounting estimates. Please revise to include a discussion on your critical accounting estimates. Your discussion should address material implications of uncertainties associated with the methods, assumptions, and estimates underlying your critical accounting measurements. Refer to FR No. 72 (also Release 33-8350) for guidance.

Presentation of Financial Statements and Other Financial Information

26. From disclosure in the financial statements and narrative section of the Form SB-2, we note that Southern Bella was formed on February 22, 2007 to acquire Dupree Catering, Inc.. In this regard, the registrant had no prior operations but succeeded to the business of Dupree. Therefore, for purposes of reporting financial information, we consider Dupree as the "predecessor" entity with Southern Bella as the "successor" entity under the guidance of a *predecessor* in Item 405 of Regulation C of the Securities Act. With respect to a predecessor entity, we believe there should be no lapse in predecessor financial information presented for periods prior to the formation of the successor entity. In this regard, the filing should contain predecessor financial information for the fiscal 2007 interim period (January 1, 2007 through February 21, 2007) prior to the formation of Southern Bella. Refer to the guidance in Note 1 of Item 310 in Regulation S-B. With respect to the above, please amend the Form SB-2 to include the following information.

- Unaudited consolidated statement of operations and consolidated statement of cash flows of Dupree ("predecessor") for the interim period from January 1, 2007 through February 21, 2007;
- Unaudited consolidated statement of operations and consolidated statement of cash flows of Dupree ("predecessor") for the comparable three month interim period of the preceding fiscal year ending March 31, 2006 (i.e. January 1,

       2006 through March 31, 2006) in accordance with Item 310(b) of Regulation
       S-B.

- Label all financial statements of Dupree (i.e. fiscal 2005, fiscal 2006, interim period January 1, 2007 to February 21, 2007 and three month period ending March 31, 2006) as "Predecessor" and the financial statements of Southern Bella (March 31, 2007 and period February 22, 2007 through March 31, 2007) as "Successor".

With respect to items above on the presentation of the unaudited three month interim period ending March 31, 2007 and its comparable preceding fiscal 2006 period, please present all periods together in the one set of unaudited financial statements. As such, please present three columns in the consolidated statements of operations and consolidated statements of cash flows in this unaudited financial statement. The first column labeled "predecessor" will contain Dupree financial information for the period January 1, 2007 through February 21, 2007. The second column labeled "successor" will contain Southern Bella financial information that is currently presented for the period February 22, 2007 through March 31, 2007. The third column labeled "predecessor" will contain Dupree financial information for the comparable three month fiscal 2006 period ending March 31, 2006. With respect to the 2007 interim period data, please also present a bold black line between the predecessor and successor information to highlight and distinguish between the change in accounting basis between the predecessor and successor financial information presented for this 2007 interim period.

In addition, please revise the MD&A ("Analysis of Financial Condition and Results of Operations") on page 21 to present results of operations discussion for three month period ended March 31, 2007 compared to the three month period ended March 31, 2006. As it is not appropriate under GAAP to solely combine predecessor with successor financial information because of the change (different) basis of accounting, we believe using pro forma information for the three months ended March 31, 2007 giving impact to the acquisition of Dupree as of January 1, 2007 is appropriate in discussing the interim 2007 results of operations. Also, please expand the Overview section in MD&A to discuss the presentation of predecessor and successor financial statement information and how it impacts your discussion in this section.

Lastly, please revise the Statements of Operations Data in the Financial Summary section (page 2) to include all additional predecessor and successor interim period 2007 and 2006 information to be presented in your unaudited consolidated financial statements for this period. Please also label all columns in this section as "predecessor" or "successor" data and reflect the bold black line between the predecessor and successor data for the 2007 interim period, accordingly.

<u>Consolidated Financial Statements, page 25</u>
<u>Revenue Recognition, page 44</u>

27. Please provide a revenue recognition policy that is specific to your business. In addition, disclose the payment terms you offer your customers.

<u>Segment Reporting, page 45</u>

28. It appears that you offer services other than catering.   If applicable, please provide the disclosures required by paragraph 37 of SFAS 131 as it appears that you should be separately quantifying revenue attributable to those other services.

<u>Other</u>

29. The independent public accountants in each amendment should furnish manually signed and currently dated consents to the Form SB-2.

30. In the event of delay in effectiveness of the Form SB-2, please update the financial statements in accordance with Item 310(g) of Regulation S-B.

<u>Signatures, page 60</u>

31. Please include the signature of the person acting as the Principal Financial Officer, and the person acting as the Controller or Principal Accounting Officer. If a person signs in more than one capacity, you should indicate each capacity in which that person signs. Refer to Instructions for Signatures on Form SB-2.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Viola J. Heitz
Southern Bella, Inc.
May 29, 2007
Page 9

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patrick Kuhn at (202) 551-3308 or Joseph Foti at (202) 551-3816 if you have questions regarding the financial statements or related matters. Please call John Stickel at (202) 551-3324 or me at (202) 551-4817 if you have any other questions.

Regards,

Joshua Ravitz
Attorney Advisor

cc: Via Facsimile (304) 343-3058
        Edward McDevitt